Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6117 Tel 346.718.6600 www.gibsondunn.com

December 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Stephany Yang

Re:	TLG Acquisition One Corp.
Registration Statement on Form S-4
Filed November 14, 2022
File No. 333-268349

Dear Ms. Yang:

On behalf of TLG Acquisition One Corp., a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated December 9, 2022 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on November 14, 2022. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with this response letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. Amendment No. 1 includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Registration Statement.

To facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the responses to page numbers and section headings refer to page numbers and section headings of Amendment No. 1. We are also providing, on a supplemental basis, a copy of Amendment No. 1 that has been marked to show changes made to the originally filed Registration Statement.

Registration Statement on Form S-4 filed November 14, 2022

General

1.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response:

We respectfully acknowledge the Staff’s comment and have revised pages xx and 73 of Amendment No. 1.

2.

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

December 23, 2022

Response:

We respectfully acknowledge the Staff’s comment and have revised pages xiii and xiv of Amendment No. 1.

3.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response:

We respectfully acknowledge the Staff’s comment and have revised pages 190 and 191 of Amendment No. 1.

4.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response:

We respectfully acknowledge the Staff’s comment and have revised pages 136 and 262 of Amendment No. 1.

5.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response:

We respectfully acknowledge the Staff’s comment and have revised pages xiii and 4 of Amendment No. 1.

6.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response:

We respectfully acknowledge the Staff’s comment and have revised page 87 of Amendment No. 1.

7.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response:

We respectfully acknowledge the Staff’s comment and have revised page 17 of Amendment No. 1.

8.

We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders.

Response:

We respectfully acknowledge the Staff’s comment and have revised pages xiii and 4 of Amendment No. 1 to disclose the potential dilutive impact the Lawrie Note could have on non-redeeming shareholders. Additionally, we respectfully advise the Staff that the only additional securities that are subject to a definitive agreement currently is the Lawrie Note which is described on pages 7, 8, 171, 172 and 235 of Amendment No. 1. The Company will update its disclosure to the extent definitive agreements for additional securities are entered into.

U.S. Securities and Exchange Commission

December 23, 2022

9.

We note your disclosure on page 52 regarding Russia’s invasion of Ukraine. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia’s invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

Response:

We respectfully acknowledge the Staff’s comment and have revised pages 54 and 55 of Amendment No. 1.

10.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that Sponsor is not controlled by, and does not have substantial ties to, any non-U.S. person. However, the Business Combination would result in investments by GBIF Management Ltd., a Canadian investment fund (“GBIF”), and JEL Partnership, a Canadian entity (“JEL”). The Company has included an additional risk factor to address how this fact could impact the Company’s ability to complete the Business Combination on page 81 of Amendment No. 1. In addition, the anticipated beneficial ownership of shares of New Electriq common stock by GBIF and JEL following the Business Combination are reflected on pages 190 and 191 of Amendment No. 1.

11.

We note your disclosure that the Warrant Agreement contains an exclusive forum provision that applies to actions arising under the Securities Act and does not apply to actions arising under the Exchange Act. Section 9.3 of Exhibit 4.1 does not state that the exclusive forum provision applies to the Securities Act and does not apply to the Exchange Act. Please revise or tell us how you will inform investors in future filings that the provision applies to actions arising under the Securities Act and does not apply to actions arising under the Exchange Act.

Response:

We respectfully acknowledge the Staff’s comment and have revised page 86 of Amendment No. 1.

12.

Please revise to clarify whether any subscription agreements, non-redemption agreements, or backstop agreements for alternative financing will be fully disclosed for shareholders to consider in advance of the special meeting. To the extent you intend to provide such information to shareholders, disclose how you will inform your shareholders of arrangements formed after effectiveness. Finally, disclose whether you have or are currently negotiating any such arrangements.

U.S. Securities and Exchange Commission

December 23, 2022

Response:

We respectfully acknowledge the Staff’s comment and have revised page x of Amendment No. 1.

13.	Please disclose the name of the private lender and file any agreements with the party under Item 601 of Regulation S-K.

Response:

We respectfully acknowledge the Staff’s comment and have revised pages 25, 99 and 106 of Amendment No. 1. As of the date hereof, Electriq has not entered into a definitive agreement with the private lender. The Company undertakes to file any agreement with the private lender as an exhibit to a subsequent amendment to the Registration Statement to the extent any such agreement is entered into prior to effectiveness of the Registration Statement and is required to be filed under Item 601 of Regulation S-K.

14.	Please include on the inside front cover page the information set forth in Item 2 of Form S-4.

Response:

We respectfully acknowledge the Staff’s comment and have revised the inside cover page of Amendment No. 1.

Unaudited Historical Comparative and Pro Forma Combined Per-Share Data of TLG and Electriq, page 26

15.

We note the disclosure under note (3) that book value per share is equal to total stockholders’ deficit (equity) divided by weighted average shares outstanding; however, it appears the historical book value per share for Electriq as of June 30, 2022 of $(0.23) appears to have been calculated using total stockholders’ (deficit) plus mezzanine equity divided by the weighted average common shares outstanding but excluding the number of shares of common stock the preferred stock will be converted into. Please clarify or revise the calculation of the historical book value per share for Electriq. In addition, please be advised that all book value per share disclosures in the filing should be calculated using the number of shares outstanding as of the balance sheet date rather than the number of weighted average shares outstanding during the period.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosures on page 28 of Amendment No. 1 to revise the book value calculation to reflect total stockholders’ (deficit) divided by the actual common shares outstanding.

Risk Factors

The majority of our revenues in 2020, 2021 and 2022 to date were derived..., page 38

16.

We note that a majority of your revenue is derived from two customers. Please disclose the material terms of your agreements with these customers, including but not limited to, the term and termination provisions of the agreement and the identity of the customers. Please also file the agreements as exhibits to the registration statement or tell us why you do not believe they are required to be filed. See Item 601(b)(10) of Regulation S-K.

Response:

We respectfully acknowledge the Staff’s comment and note that we are currently in discussions with our largest customer relating to our ability to disclose the terms of the agreement, given confidentiality provisions included in the agreement. We plan to respond to the Staff’s comment more fully once these discussions are completed. Additionally, we have revised page 39 of Amendment No. 1 to remove the reference to two customers.

U.S. Securities and Exchange Commission

December 23, 2022

We depend on a limited number of suppliers for key components..., page 39

17.

We note that you rely on sole-source and limited-source suppliers for key components, including inverters and batteries, located in China. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.

Response:

We respectfully acknowledge the Staff’s comment and have revised page 41 of Amendment No. 1.

A significant portion of our purchased components..., page 44

18.

We note your risk factor that your supply chain may be impacted by changes in the policies, laws, rules and regulations of the United States or Chinese governments, as well as political unrest or unstable economic conditions in China. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

Response:

We respectfully acknowledge the Staff’s comment and have revised pages 40 and 41 of Amendment No. 1.

The ongoing COVID-19 pandemic has impacted..., page 49

19.

Please disclose whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic related lockdowns in China, and discuss any steps you are taking to mitigate adverse impacts to your business.

Response:

We respectfully acknowledge the Staff’s comment and have revised page 40 of Amendment No. 1.

The execution of our growth strategy is dependent upon..., page 51

20.

Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether you have experienced lower demand for your products due to the inability for customers to receive financing for your products as a result of increased interest rates.

Response:

We respectfully acknowledge the Staff’s comment and have revised page 54 of Amendment No. 1.

Sponsor may have interests in the Business Combination..., page 71

21.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response:

We respectfully acknowledge the Staff’s comment and have revised pages xx, 7, 19, 74, 110 and 234 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 97

22.

We note your disclosures regarding pro forma adjustments related to Other Transactions included in the pro forma balance sheet as of June 30, 2022 and the pro forma statement of operations for the six months ended June 30, 2022. Please address the following regarding the Other Transactions adjustments:

•	Explain why you believe the pro forma statement of operations for the year ended December 31, 2021

U.S. Securities and Exchange Commission

December 23, 2022

is not required to also include the impact of the Other Transactions based on the requirement to present adjustments to pro forma statements of operations assuming they were made as of the beginning of the fiscal year presented. Alternatively, revise the annual pro forma statement of operations to include the impact of Other Transactions adjustments.

•	Disclose the conversion terms of the Lawrie Note.

•

Revise the notes to the pro forma statements of operations to more fully explain how the related adjustment(s) to interest expense are determined and, if the assumed interest rates are not fixed rates, quantify and disclose the impact a potential change in the assumed interest rate would have on the pro forma financial statements as required by Rule 11-02(a)(10) of Regulation S-X.

•	Explain how you determined the Other Transactions are probable.

Response:

We respectfully acknowledge the Staff’s comment and have removed the Other Transaction adjustments as the pro forma financial statements no longer assumes the conversion of the Lawrie Note upon the completion of the Business Combination. We have expanded reference (b) in the Transaction Accounting Adjustments to disclose the impact of a potential change in interest rates for the instruments with variable interest rates. Please see revised page 106 of Amendment No. 1.

23.

We note the disclosures regarding the expected accounting treatment of the Business Combination, including the disclosure Electriq’s existing stockholders will hold the “largest minority voting interest in New Electriq”; however, if accurate, please clarify that under each pro forma scenario Electriq’s existing stockholders will have a majority interest in New Electriq.

Response:

We respectfully acknowledge the Staff’s comment and have updated the disclosure on page 98 of Amendment No. 1 to reflect that Electriq’s existing stockholders will have a majority interest in New Electriq in each pro forma scenario.

24.

We note disclosures in the filing related to a Minimum Cash Condition that indicate TLG must have minimum available funds equal to or in excess of $125 million at closing. Please more clearly disclose and discuss how the Minimum Cash Condition was determined and how each pro forma scenario meets the Minimum Cash Condition. Further, it appears Electriq may have the option to waive the Minimum Cash Condition based on the terms of the Merger Agreement. Please clarify whether Electriq has such an option and, if they do, explain how you determined the current pro forma financial statements appropriately reflect the range of possible results that may occur as required by Rule 11-02(a)(10) of Regulation S-X. In addition, if applicable, please revise Electriq’s MD&A to disclose and discuss the potential impact on the merged entity’s financial condition if the Minimum Cash Condition is waived, including any additional potential risks and consequences to shareholders of the merged entity.

Response:

We respectfully advise the Staff that the Minimum Cash Condition has been removed pursuant to the terms of the First Amendment to Merger Agreement, dated December 23, 2022, which has been included as Annex A-1 to the joint proxy statement/consent solicitation statement/ prospectus that forms a part of Amendment No. 1.

Additionally, we have revised page 85 of Amendment No. 1 to reflect risks that may be related to the lack of a minimum cash condition in the Merger Agreement.

U.S. Securities and Exchange Commission

December 23, 2022

25.

We note disclosures in the filing related to TLG’s commitment to enter into Financing Agreements to raise not less than $120 million. Please more fully explain why the minimum and maximum pro forma scenarios do not not reflect the additional financing and clarify, if accurate, that the Business Combination may proceed even if no additional financing is obtained. In addition, please also more fully explain how you determined the assumptions used in the 86% redemption pro forma scenario, including how that scenario meets, or why it does not meet, the $120 million commitment. Based on the disclosure that a different mix of debt and equity would change the pro forma financial information, please also explain how you determined the current pro forma financial statements appropriately reflect the range of possible results that may occur as required by Rule 11-02(a)(10) of Regulation S-X.

Response:

We respectfully acknowledge the Staff’s comment and have revised the pro forma financial statements on pages 97-107 of Amendment No. 1 in the no redemptions and maximum redemptions scenarios to include the assumptions that the cash consideration of $25 million is elected by Electriq stockholders and a $30 million capital raise is completed at or prior to the closing of the Merger, including the Committed Capital Raise ($8.5 million raised under the Lawrie Note and $21.5 million through an asset-backed revolving credit facility with a private lender).

Additionally, we have updated the maximum redemptions scenario, which assumes 7,488,405 Public Shares are redeemed for cash, such that the Trust Account will contain at least $5,000,001 upon consummation of the Business Combination, and further assumes that TLG will raise $25 million of additional equity financing, which is the amount that TLG would need to raise in order to have sufficient cash to fund the estimated $30 million of transaction expenses and $25 million of cash consideration in connection with the Merger.

26.

Please more fully explain how you determined the appropriate accounting treatment for the 5 million New Incentive Shares and the 2 million Merger Consideration Incentive Shares that will be issued under each pro forma scenario, including the authoritative literature you relied on.

Response:

We respectfully acknowledge the Staff’s comment and note that on the date of the Business Combination, the Company intends to issue 7 million Incentive Shares directly to or for the benefit of the investors that participate in certain financing transactions. These 7 million Incentive Shares, once issued at the date of the closing of the Merger, are not subject to forfeiture or cancellation and will either be issued to the investors that participate in such financing transaction or will be distributed to existing investors. The terms of the issuance of these 7 million shares are not final. The Company is contemplating that for every share of Class A common stock purchased by these investors, the investors will receive an additional 0.5 share, up to a total of 3.5 million Incentive Shares and the remaining 3.5 million Incentive Shares will be issued into escrow for the benefit of the same investors to provide downside protection.

The downside protection period is contemplated to be based on a period beginning on the date of the closing of the Merger and expiring at the end of 12 months following the closing of the Merger. At the end of this period, the new investors may receive up to an additional 0.5 share for each share they purchased in the financing transactions based on New Electriq’s common stock price performance and certain financial performance metrics. Upon triggering downside protection at the end of this period, the Incentive Shares will be released from escrow to the new investors or distributed to the existing investors. Therefore, once issued at the date of the closing of the Merger, these 7 million Incentive Shares will be considered outstanding equity and any further transfers of these shares among investors will be considered transactions among investors and not a transaction between New Electriq and the investors.

Therefore, based on the assumption that the terms of issuance will not change, New Electriq will account for these shares as permanent equity issued and outstanding at the date of the Closing and have not assessed the downside protection feature between investors as a financial instrument subject to the guidance of ASC 480 or ASC 815.

We have revised our disclosure on pages xi, 2, 25, 27 and 99 of Amendment No. 1.

U.S. Securities and Exchange Commission

December 23, 2022

27.

Refer to adjustment 2(d) to the pro forma balance sheet on page 102. Please more fully disclose the terms of $25 million cash distribution to Electriq’s existing equityholders and the related accounting. Please specifically address if it represents a pro rata distribution to all existing equityholders.

Response:

We respectfully acknowledge the Staff’s comment and have revised page 105 of Amendment No. 1.

28.

Refer to adjustment 2(f) to the pro forma balance sheet on page 102. Please explain why the difference reflected in the accumulated deficit is not recorded in the pro forma statement of operations for the year ended December 31, 2021.

Response:

We respectfully acknowledge the Staff’s comment and have updated the adjustment (now adjustment 2(g) to the pro forma balance sheet in Amendment No. 1) to reflect the impact to the pro forma statement of operations (adjustment 2(c) to the pro forma statements of operations in Amendment No. 1). Please see revised page 106 of Amendment No. 1.

29.

Refer to adjustment 2(g) to the pro forma balance sheet and adjustment 2(c) to the pro forma statements of operations on page 102. Please disclose and explain how you determined it will be appropriate to reclassify the Public Warrants to equity as a result of the Business Combination and how you determined the Private and RBC Warrants will continue to be classified as liabilities.

Response:

We respectfully acknowledge the Staff’s comment and have updated the disclosures on page 106 of Amendment No. 1.

Prior to the Business Combination, Public Warrants and Private Placement Warrants of TLG are treated as liability classified instruments as these warrants fail to meet the equity classification guidance in ASC 815-40-25. Specifically, the warrant terms and conditions provide for a settlement outcome in which the warrant holders can receive cash or other assets in the event of a tender offer where a third party can purchase more than 50% of the shares of Class A common stock; however, such tender offer may not result in a change of control. ASC 815-40-25 prohibits financial instrument from being classified in stockholders’ equity if there is a scenario in which the instrument can be settled in cash or other assets except in the case of a limited scope exception where the holders of the same and subordinated class of equity receive the same consideration. This limited exception is narrowly applied in a change of control circumstance. Therefore, prior to the Merger while there are two classes of stock present, Class A common stock and Class F common stock, the Company notes that equity classification is precluded. However, upon completion of the Business Combination, New Electriq will only have a single class of participating securities. Therefore, in the event of a tender offer of more than 50% of outstanding equity, a change of control would occur and settlement of warrants in cash or other assets would not preclude equity classification under ASC 815-40-25. Further, the Company notes that there are no settlement features that otherwise preclude the Public Warrants from being considered fixed-for-fixed under ASC 815-40-15 and being considered equity classified under ASC 815-40-25 following the Merger. Therefore, the Company has presented these Warrants as equity classified instruments in the pro forma financial statements included in Amendment No. 1.

U.S. Securities and Exchange Commission

December 23, 2022

The Private Placement Warrants owned by Sponsor and the Private Placement Warrants owned by RBC are governed by additional terms and conditions that result in a different settlement outcome in certain settlement alternatives while the Warrants are held by Sponsor, RBC and their affiliates. If the Warrants are not held by these parties and are transferred to another party following the Merger, these Warrants result in the settlement outcome that is the same as the Public Warrant holders. In evaluating whether the Warrants meet the fixed-for-fixed criteria under ASC 815-40-15, settlement adjustment based on the holder of the financial instrument is not an input into option pricing models. Therefore, the Company has concluded that while these Warrants continue to be held by Sponsor, RBC and their affiliates, the Warrants will be precluded from being considered fixed-for-fixed under ASC 815-40-15 and should be recorded as a liability classified instrument following the Merger.

30.

Refer to adjustment 2(e) to the pro forma statements of operations on page 103. Please disclose how the interest rate related to the debt was determined and, if the assumed interest rate is not a fixed rate, quantify and disclose the impact a potential change in the assumed interest rate would have on the pro forma financial statements as required by Rule 11-02(a)(10) of Regulation S-X.

Response:

We respectfully acknowledge the Staff’s comment and have removed adjustment (e) from the maximum redemption scenario as this scenario does not contemplate a debt component. Please see page 106 of Amendment No. 1.

Information About TLG

Permitted Purchases of Our Securities, page 132

31.

We note your disclosure on page 132 that TLG’s sponsor, directors, officers, advisors and their affiliates “may” purchase public shares or warrants in the open market and vote the securities in favor of approval of the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response:

The Company hereby acknowledges the requirements set forth in Tender Offer Rules and Schedules Compliance and Disclosure Interpretations Question 166.01 and advises the Staff that on pages 114 and 137 of Amendment No. 1, the Company has disclosed that any public shares or warrants purchased in the open market by Sponsor, the Company’s directors, officers, advisors and their affiliates will not be voted in favor of the Business Combination or the other Proposals.

Management of TLG Conflicts of Interest, page 142

32.	Please clarify how the board considered the conflicts of interest in negotiating and recommending the business combination.

Response:

We respectfully acknowledge the Staff’s comment and have revised page 148 of Amendment No. 1.

Information About Electriq

Sales, Marketing and Partnerships, page 160

33.

We note your disclosure that in March 2021, you entered into a commercial supply agreement. Please tell us what consideration you have given to filing the agreement as a material contract under Item 601(b)(10) of Regulation S-K.

Response:

We respectfully acknowledge the Staff’s comment and respectfully refer the Staff to our response to Comment #16 of the Comment Letter.

U.S. Securities and Exchange Commission

December 23, 2022

Change of Auditors, page 163

34.

Due to the fact that Electriq changed auditors during 2022 and is the predecessor entity, please be advised that Electriq is required to provide all the disclosures required by Item 304 of Regulation S-K, including a letter from their former auditor, filed as an exhibit to the filing, agreeing or disagreeing with the disclosures.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 289 of Amendment No. 1. Additionally, the Company has filed a letter from Marcum LLP as Exhibit 16.1 to Amendment No. 1, pursuant to which Marcum LLP, Electriq’s former auditor, confirms that it agrees with the statements concerning Marcum LLP under the heading “Change in Independent Registered Public Accounting Firm” in Amendment No. 1.

Electriq’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 165

35.

Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response:

We respectfully acknowledge the Staff’s comment and have revised page 173 of Amendment No. 1.

36.

We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response:

We respectfully acknowledge the Staff’s comment and have revised page 173 of Amendment No. 1.

Beneficial Ownership of Securities

Post-Business Combination Beneficial Ownership Table, page 184

37.

Please revise your beneficial ownership table to clearly indicate the beneficial owner and natural person with dispositive voting power for GBIF Management Ltd. and JEL Partnership. Refer to Item 403 of Regulation S-K.

Response:

We respectfully acknowledge the Staff’s comment and have revised page 191 of Amendment No. 1.

Executive Compensation Arrangements, page 197

38.	Please confirm that you will file the employment agreements referenced on page 197 as exhibits once you enter into them with your executive officers.

Response:

We respectfully acknowledge the Staff’s comment and confirm that copies of the employment agreements with executive officers will be filed as exhibits to the appropriate SEC form following entry into such agreements with the executive officers.

U.S. Securities and Exchange Commission

December 23, 2022

The Business Combination

Unaudited Prospective Financial Information of Electriq, page 224

39.

We note your disclosure that the financial projections are based on numerous assumptions. Please expand to disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.

Response:

We respectfully acknowledge the Staff’s comment and have revised pages 232 and 233 of Amendment No. 1.

The Business Combination

Interests of Sponsor and TLG’s Directors..., page 227

40.

Please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that Sponsor does not hold any ownership interest in Electriq. The Company has disclosed in Amendment No. 1 that Mr. Lawrie, which controls Sponsor, intends to invest $8.5 million in Electriq in exchange for certain secured convertible promissory notes to be issued by Electriq in favor of Mr. Lawrie. In connection with the Merger, the Lawrie Note will either be converted into shares of New Electriq common stock or assumed by New Electriq. Please see pages 7, 8, 171, 172 and 235 of Amendment No. 1 for disclosure related to the Lawrie Note.

U.S. Federal Income Tax Considerations, page 258

41.

We note the Merger Agreement indicates that the parties intend that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Please file a tax opinion as an exhibit to your registration statement. Please revise your disclosure beginning on page 258 to address Section 368(a) and any consequences to shareholders. Also provide summary and risk factor disclosure and revise your Questions and Answers section to briefly address the tax consequences. Refer to Item 601(b)(8) of Regulation S-K. For guidance, please refer to Staff Legal Bulletin No. 19.

Response:

We respectfully acknowledge the Staff’s comment and have revised pages ix, 1, 2, 72 and 264-272 of Amendment No. 1. The Company confirms that it will provide the Staff with a tax opinion on a supplemental basis, which will be filed as an exhibit to a subsequent amendment to the Registration Statement.

Index to Financial Statements, page F-1

42.	Please provide updated interim financial statements and related disclosures for TLG and Electriq as required by Rule 8-08 of Regulation S-X.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that the financial statements and related disclosures of TLG and Electriq have been updated in Amendment No. 1, as required by Rule 8-08 of Regulation S-X for the periods ended September 30, 2022 and 2021.

U.S. Securities and Exchange Commission

December 23, 2022

Consolidated Financial Statements - Electriq

2. Summary of Significant Accounting Policies Revenue Recognition, page F-77

43.	Please revise the revenue recognition policy to more fully address the following:

•	Disclose when control is transferred for product sales.

•	Disclose the general timing of system installations and clarify the nature of the “input method”, including how you determined it is appropriate.

•	Clarify if, and how, revenue is allocated between product sales and system installations.

Response:

We respectfully acknowledge the Staff’s comment and Electriq has revised its revenue recognition policy on pages 184 and F-78 of Amendment No. 1 to disclose when control is transferred for product sales, which is typically upon shipment to customers with shipping terms at Electriq’s warehouse shipping dock. In addition, Electriq has revised such policy to disclose the timing of revenue recognition from sales of its installed energy storage solutions, which is satisfied over time by measuring the progress towards complete satisfaction of that performance obligation using the input method. During 2021, installed energy storage solutions accounted for less than $250 thousand of Electriq’s total 2021 revenue of approximately $3.4 million. Acceptable methods of measuring progress can include input methods (cost incurred) and output methods (units produced). Electriq selected the input method for its revenue recognition from sales of its installed energy storage solutions, as its measurement of costs incurred provides the most reliable method to reasonably measure the progress of work performed from installations of energy storage solutions. There is no allocation of revenues between Electriq’s system product sales and its installations of energy storage solutions, as they reflect separate revenue streams.

Please direct any questions concerning this letter to the undersigned at (346) 718-6888 or gspedale@gibsondunn.com.

Very truly yours,

/s/ Gerald M. Spedale
Gerald M. Spedale
GIBSON, DUNN & CRUTCHER LLP

cc:	John Michael Lawrie, Chief Executive Officer